Exhibit A.III – Curriculums of the Candidates to the position of Member of the Company's BOARD OF DIRECTORS

 (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder

Other issuer positions or duties
Whether the member shown is an independent member, and if so, the criterion used by issuer to determine independence
Number of consecutive terms of office.
Victorio Carlos de Marchi	November 13, 1938	Board of Directors	April 28, 2017	Until the 2020 AGM
008.600.938-91	Attorney	Co-chairman	May 16, 2017	Yes
(estimated)
Chairman of the Operations, Finance and Compensation Committee and the Compliance Antitrust and
Related Parties Committee
Director elected by controlling shareholder
3rd term of office.
Carlos Alves de Brito	May 08, 1960	Board of Directors	April 28, 2017	Until the 2020 AGM
595.438.507-63	Engineer	Co-chairman	May 16, 2017	Yes
(estimated)
Not applicable, since the only position held in the Company is that of co-chairman of the board of directors

Director elected by controlling shareholder
3rd term of office.
Marcel Herrmann Telles	February 23, 1950	Board of Directors	April 28, 2017	Until the 2020 AGM
235.839.087-91	Economist	Full member	May 16, 2017	Yes
(estimated)
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
3rd term of office.
José Heitor Attilio Gracioso	November 20, 1931	Board of Directors	April 28, 2017	Until the 2020 AGM
006.716.908-25	Attorney	Full member	May 16, 2017	Yes
(estimated)
Member of the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
3rd term of office.
João Mauricio Giffoni de Castro Neves	March 31, 1967	Board of Directors	April 28, 2017	Until the 2020 AGM

918.361.077-49	Engineer	Alternate member		Yes
Not applicable, since the only position held in the Company is that of member of the board of directors			May 16, 2017	Yes
(estimated)
Director elected by controlling shareholder
2nd term of office.
Vicente Falconi Campos	September 30, 1940	Board of Directors	April 28, 2017	Until the 2020 AGM
000.232.216-15	Engineer	Full member	May 16, 2017	Yes
(estimated)
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
3rd term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Board of Directors	April 28, 2017	Until the 2020 AGM
824.236.447-87	Economist	Full member	May 16, 2017	Yes
(estimated)
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
3rd term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors	April 28, 2017	Until the 2020 AGM
706.988.307-25	Engineer	Full member	May 16, 2017	Yes
(estimated)
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
3rd term of office.
Álvaro Antônio Cardoso de Souza	September 05, 1948	Board of Directors	April 28, 2017	Until the 2020 AGM
249.630.118-91	Economist	Full member	May 16, 2017	Yes
(estimated)
Member of the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
3rd term of office.
Cecília Sicupira	May 24, 1981	Board of Directors	April 28, 2017	Until the 2020 AGM
055.532.167-37	Business Manager	Full member	May 16, 2017	Yes
(estimated)
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
1st term of office.
Antonio Carlos Augusto Ribeiro Bonchristiano	April 1, 1967	Board of Directors	April 28, 2017	Until the 2020 AGM
086.323.078-43	Bachelor of Politics, Philosophy and	Independent member	May 16, 2017	Yes
	Economics		(estimated)
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in our bylaws
2nd term of office

Marcos de Barros Lisboa	August 2, 1964	Board of Directors	April 28, 2017	Until the 2020 AGM
806.030.257-49	Economist	Independent member	May 16, 2017	Yes
(estimated)
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in our bylaws
2nd term of office.
Nelson José Jamel	March 17, 1972	Board of Directors	April 28, 2017	Until the 2020 AGM
025.217.577-80	Engineer	Alternate member	May 16, 2017	Yes
(estimated)
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
1st term of office.
Professional experience / Declaration of convictions, if applicable

Victorio Carlos de Marchi – 008.600.938-91

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and the Company. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Since 1985, (i) he has been a member of the board of directors of Fundação Zerrenner since 1985, a foundation whose core business is providing free health care and education, and since 2006, has been executive director of this foundation; (ii) since 2012, a member of the board of governors of Fundação Getúlio Vargas (FGV), an educational institution; (iii) since 2006, the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL); (vi) since 1992, a member of the economic research board of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP) and since 2008, a member of the latter's strategic affairs council; (vii) since 2002, a member of the executive committee of the Latin American Brewers Association (Associação Latino Americana de Fabricantes de Cervejas – Cerveceros Latinoamericanos [ALAFACE]), and chairman of the latter's executive board since 2015; (viii) since 2003, a member of the board of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial [ETCO]), and chairman of the latter's board of directors since 2012; (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre saúde e álcool (CISA); and (x) since 2014, vice-president of the Brazilian Beer Industry Association (Associação Brasileira de Indústria da Cerveja [CERVBRASIL]) and the latter's chairman from 2012 to 2014. He is also currently co-chairman of the Company's board of directors and chairman of the Company's Operations, Finance and Compensation Committee and its Compliance Antitrust and Related Parties Committee. Mr. Victorio Carlos de Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Additionally, in 2005, he was General Manager for North America of Companhia de Bebidas das Americas (Ambev). From December 2005, he was also Chief Executive Officer of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Since 2006, he has been co-chairman of the board of directors of Companhia de Bebidas das Américas – Ambev. In addition, he currently holds the following positions: (i) member of the Board of Trustees and Finance Committee of Greenwich Academy, Inc., an educational entity in the United States; (ii) member of the Advisory Board of Tsinghua University School of Economics and Management, an educational entity in China; (iii) chairman of the CEO group of the International Alliance for Responsible Drinking (IARD), a nonprofit organization; and (iv) member of the Global Brewers Initiative (GBI), a worldwide consortium. He is also current co-chairman of the Company's board of directors. Mr. Carlos Alves de Brito declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcel Herrmann Telles – 235.839.087-91

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and the Company. Currently a member of the boards of directors of the following companies (i) since 2004, Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group; (ii) since 2013, Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; (iii) since 2013, Kraft Heinz Company (formerly known as H.J. Heinz Company), a food industry company; and (iv) since 2003, 3G Capital, a private equity vehicle that he founded together with Mr. Jorge Paulo Lemann and Mr. Carlos Alberto Sicupira, indirectly controlling shareholders of the Company. Additionally, he is (i) a lifetime member of the committee of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; (ii) member of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (Fundação ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (iii) member of the board of directors of the Management Development Institute (Instituto de Desenvolvimento Gerencial, or INDG), whose core business is developing and publicizing result-oriented managerial methods and techniques for private and public organizations; and (iv) member of the board of directors of Fundação Zerrenner, whose core business is providing free healthcare and education. He is also currently a member of the Company's board of directors and its Operations, Finance and Compensation Committee. Mr. Marcelo Herrmann Telles declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Heitor Attilio Gracioso – 006.716.908-25

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Currently a member of the Company's board of directors and its Compliance Antitrust and Related Parties Committee. Additionally, he is currently a member of the fiscal council of Escola Superior de Propaganda e Marketing (ESPM) and of the board of directors of Fundação Zerrenner, whose core business is providing free health care and education. Mr. José Attilio Gracioso declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

João Maurício Giffoni de Castro Neves – 918.361.077-49

In the past five years, held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was the manufacture, distribution and sale of beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this form, and with the Company. He held the following positions: ((i) from 2005 to 2006, Chief Financial and Investor Relations Officer at Companhia de Bebidas das Américas – Ambev; (ii) from 2007 to 2008, chairman of Quilmes Industrial Société Anonyme, a subsidiary of the Company whose core business is making, distributing and selling beer; (iii) from 2009 to 2014, General Manager of the Company; and (iv) from 2012 to 2015, member of the board of directors of Fundação Zerrenner, whose core business is providing free health care and education. Currently, (i) since 2015, he has been Chief Operations Officer - North America for Anheuser-Busch InBev N.V/S.A; (ii) member of the board of directors of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; and (iii) since 2014, a member of Ambev's Private Pension Institute (Instituto Ambev de Previdência Privada). Also currently an alternate member of the Company's board of directors. Mr. João Maurício Giffoni de Castro Neves declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vicente Falconi Campos – 000.232.216-15

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Also a member of the institutional board of the Management Development Institute (Instituto de Desenvolvimento Gerencial, or INDG), whose core business is developing and publicizing result-oriented managerial methods and techniques for private and public organizations; He is also the founder and chairman of the board of directors of Brazil's largest management consulting company, FALCONI - Consultores de Resultados. He is a consultant for Brazil's federal government and various state and municipal governments as well as the largest Brazilian companies such as Gerdau, Vale, AMIL (United Health), PETROBRAS, B2W, and many others. He graduated in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds an M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, USA. He is Professor Emeritus at UFMG. Decorated with the Ordem do Rio Branco medal for services rendered to the nation. Elected by the American Society for Quality Control as ones of the “21 voices of the 21st century”. He has held the following positions (i) from 2012 to 2013, member of the board of Vigor Alimentos S.A., a Brazilian dairy company; (ii) from 2012 to 2014, member of the board of directors of Qualicorp S.A., a company whose core business is the administration, management and sale of health plans; and (iii) from 2012 to 2013, member of the board of directors of Cyrela Brazil Realty S.A. Empreendimentos e Participações, a real-estate developer and construction firm. Currently (i) chairman of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (ii) member of the advisory council of Fundação Zerrenner, whose core business is providing free health care and education; (iii) member of the board of directors of BRF S.A., a company involved in processing and selling foods, particularly animal protein products. Currently also a member of the Company's board of directors. Mr. Vicente Falconi Campos declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. From 2013 to 2015 he was a member of the board of Whitby School, an educational entity in the United States. Currently Chief Financial Officer of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently also a member of the Company's board of directors and its Operations, Finance and Compensation Committee. Mr. Luis Felipe Pedreira Dutra Leite declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

In the past five years, was (i) a member of the  board of directors of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and the Company; (ii) from 2004 to 2014, member of the board of directors of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently a member of the boards of directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is commerce in general; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, of Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, of 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently also a member of the board of directors and the Company's Operations, Finance and Compensation Committee. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Álvaro Antonio Cardoso de Souza – 249.630.118-91

In the past five years has held positions in the following companies for the periods shown: (i) from 2005 to March 2012, member of the Fiscal Council of Companhia de Bebidas das Americas (Ambev), a publicly listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and of the Company, and from March 2012 member of the board of directors of Companhia de Bebidas das Americas (Ambev); (ii) from 2004 to 2013, member of the board of directors of GOL - Linhas Aéreas Inteligentes (chairman from 2009 to 2012), a publicly listed company whose core business is providing aviation services; (iii) from 2004 to 2009, member of the board of directors of Unidas S.A., a company whose core business is vehicle rentals (chairman  from 2007 to 2009); (iv) from 2009 to 2011, member of the board of directors of Banco Triangulo S/A, a financial institution; (v) from 2007 to 2009, member of the Audit Committee of Quilmes Industrial (Quinsa) Société Anonyme, whose core business is holding equity in companies making, distributing and marketing beverages; (vi) from 2003, General Manager of AdS-Gestão, Consultoria e Investimentos Ltda., a company whose core business is providing business consulting services; (vii) from 2005 to 2013, chairman of the board of the World Wildlife Fund (WWF), a non-profit organization; (viii) from 2012 to 2015, member of the board of directors of Libra Holding, a port operator and foreign trade logistics company; (ix) from 2011 to 2016, member of the board of directors of Duratex S.A., a company whose core business is trading products derived from wood, chemicals or metals; and (x) from 2002 to 2007, consultant in Brazil for British Gas, a company whose core business is distributing gas. In addition, he worked with different Citigroup companies and held positions in Brazil as associate company manager and General Manager of Banco de Investimentos Crefisul and chairman of Citibank in Brazil. He was also chairman of the board of Citibank in Switzerland, chairman of the board of Banco Crefisul and chairman of the board of Credicard in Brazil, as well as a member of the board of Citibank Equity Investments in Argentina. Álvaro was Citibank's Senior Advisor for Latin America until his retirement in September, 2003. He was also chairman of Banco ABC Roma, a financial institution, and chairman of the American Chamber of Commerce in São Paulo (AMCHAM). Currently holds the following positions: (i) since 2009, member of the board of the Brazilian Biodiversity Fund (FUNBIO), a non-profit organization; (ii) since 2012, member of the advisory board of Fundação Zerrenner, whose core business is providing free health care and education; and (iii) member of the board of directors of Banco Santander (Brasil) S.A., financial institution. He is also currently a full member of the Company's board of directors and Compliance Antitrust and Related Parties Committee Of the abovementioned companies, in addition to Companhia de Bebidas das Americas (Ambev), only Quilmes Industrial (Quinsa) Société Anonyme is part of the Company's economic group. Mr. Cardoso de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Cecília Sicupira – 055.532.167-37

In the past five years until now, she has been holding the following positions, in the following companies: (i) since 2007, alternate member of the board of directors of São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (ii) since 2012, member of the board of directors of S-BR Global Investiments Ltd., whose core business is providing financial consulting; (iii) since 2012, member of the board of directors and of the board of officers of S-Velame Administração de Recursos e Participações S.A., a holding company which holds an ownership interests in Anheuser-Busch InBev N.V/S.A.; (iv) since 2013, member of the board of directors and of the compensation committee of Lojas Americanas S.A., a listed company whose core business is commerce in general; and (v) since July 2016, member of the board of directros of Restaurants Brands International Inc., whose core business is the operation of quick service restaurants and other type of restaurants. Mrs. Cecília Sicupira declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

In the past five years, he has held positions in the following companies for the periods shown: (i) from 2008 to 2014, member of the board of directors of San Antonio Internacional, Ltd., whose core business is providing drilling and engineering services for the oil and gas industry; (ii) from 2014 to 2015, member of the board of directors of BRZ Investimentos S.A., whose core business is managing investment funds; (iii) from 2007 to 2013, member of the board of directors of Estácio Participações S.A., whose core business is holding equity in higher education institutions; (iv) from 2007 to 2013, member of the board of directors of Allis Participações S.A., a holding company for ownership interests in several companies in different segments such as field marketing, recruitment and relocation of professionals and outsourcing agricultural labor; (v) from 2009 to 2013, member of the board of directors of BHG S.A. - Brazil Hospitality Group, whose core business is owning and managing hotels; and (vi) from 2006 to 2013, member of the board of directors of BR Malls Participações S.A. a company that owns and runs shopping centers. Currently holds the following positions: (i) General Manager and member of the board of directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the board of directors of Apen Ltd. /GP Advisors Zurich, which is part of the GP Investments, Ltd group. Stated in the previous item; (iii) member of the board of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; and (iv) serves on the boards of several non-profit organizations including the São Paulo Biennial Foundation, Museum of Art of Sao Paulo, the Bodleian Library in Oxford, UK, and the John Carter Brown Library in Providence, Rhode Island, USA. Currently he is also a member of the board of directors of the Company, a listed company whose principal activity is making, distributing and selling beer, soft drinks and other non-alcoholic products. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

In the past five years, has been Executive Officer of Unibanco S.A. and as Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Until 2013, he was a member of the board of directors of Itaú Unibanco S.A. In addition, from 2003 to 2005, he was Economic Policy Secretary at the

Ministry of Finance. Since the late 1980s, he has been a member of faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. Currently he is (i) CEO of higher education and research institution INSPER (ii) member of the board of directors of Natura Cosméticos S.A., a company in the cosmetics, fragrances and personal care sector; and (iii) member of the board of directors of Mercedes-Benz do Brasil Ltda., the automotive vehicle manufacturer. Currently he is also a member of the board of directors of the Company, a listed company whose principal activity is making, distributing and selling beer, soft drinks and other non-alcoholic products. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Nelson José Jamel – 025.217.577-80

In the past five years, he has held different positions in Anheuser-Busch InBev N.V/S.A., a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, in Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and in the Company. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of Anheuser-Busch InBev N.V/S.A. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A., a company which is part of the Company`s economic group. Since 2009, he has held the position of Chief Financial and Investor Relations Officer of Companhia de Bebidas das Américas – Ambev, remaining in such position until 2015. Currently he is Chief Financial Officer of the North America Zone of Anheuser-Busch InBev N.V/S.A. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.6- For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos de Marchi	49	100%
Carlos Alves de Brito	49	80%
Marcel Herrmann Telles	49	90%
José Heitor Attilio Gracioso	49	86%
João Mauricio Giffoni de Castro Neves	34	12%
Vicente Falconi Campos	49	94%
Luis Felipe Pedreira Dutra Leite	49	78%
Roberto Moses Thompson Motta	49	96%
Álvaro Antônio Cardoso de Souza	49	86%
Antonio Carlos Augusto Ribeiro Bonchristiano	49	88%
Marcos de Barros Lisboa	49	98%

* Mrs. Cecília Sicupira and Mr. Nelson José Jamel have not acted as members of the board of directors in the last financial year, therefore, they have not been mentioned in the table above.

**Meetings held from January 2, 2014 (date on which all members took office except Mr. João Maurício Giffoni de Castro Neves, who took office on January 1, 2015) to March 24, 2017.

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name Taxpayer No. (CPF)	Date of birth Profession	Management body Elected position held	Date elected Date took office	Term of office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Victorio Carlos de Marchi	November 13, 1938	Other - Operations, Finance and	May 11, 2016	Until the 2018 AGM
Compensation Committee

008.600.938-91	Attorney	Chair	May 11, 2016
Co-chairman of the Board of Directors and chairman of the Compliance Antitrust and Related Parties Committee
Non-independent member
2nd term of office.
Marcel Herrmann Telles	February 23, 1950	Other - Operations, Finance and	May 11, 2016	Until the 2018 AGM
Compensation Committee
235.839.087-91	Economist	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and	May 11, 2016	Until the 2018 AGM
Compensation Committee
706.988.307-25	Engineer	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.

Luis Felipe Pedreira Dutra Leite	August 3, 1965	Other - Operations, Finance and	May 11, 2016	Until the 2018 AGM
Compensation Committee
824.236.447-87	Economist	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.

Victorio Carlos de Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 hereof

Marcel Herrmann Telles – 235.839.087-91

See summary of professional experience and declaration in item 12.6 hereof

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 hereof

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

See summary of professional experience and declaration in item 12.6 hereof

José Heitor Attilio Gracioso – 006.716.908-25

See summary of professional experience and declaration in item 12.6 hereof

Álvaro Antônio Cardoso de Souza – 249.630.118-91

See summary of professional experience and declaration in item 12.6 hereof

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos de Marchi	3	100%
Marcel Herrmann Telles	3	67%
Roberto Moses Thompson Motta	3	100%
Luis Felipe Pedreira Dutra Leite	3	67%

*Meetings held from May 11, 2016 (date on which all members took office) to March 24, 2017.

Compliance Antitrust and Related Parties Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos de Marchi	4	100%
José Heitor Attilio Gracioso	4	100%
Álvaro Antônio Cardoso de Souza	4	100%

*Meetings held from May 11, 2016 (date on which all members took office) to March 24, 2017.

12.9- Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)         managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the candidates to positions in the board of directors and the Company's managers.

b)         manageres of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the candidates to positions in the board of directors and the Company's managers and those of its directly or indirectly held subsidiaries.

c)          managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Manager of issuer or subsidiary
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer no. (CNPJ)	Position
Cecília Sicupira (member of the board of directors)	055.532.167-37	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer No. (CNPJ)	Position
Carlos Alberto da Veiga Sicupira	041.895.317-15	Carlos Alberto da Veiga Sicupira (indirectly controlling shareholder)	-	-
Type of relationship with the manager of the issuer or subsidiary
Parent (1st degree consanguinity)

d)         managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the candidates to positions in the board of directors and the Company's managers and those of its directly or indirectly controlling companies.

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)         company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last three fiscal years between the candidates to positions in the board of directors and the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)         direct or indirectly controlling shareholder of the Company:

Fiscal year ended December 31, 2016

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Consulting Committee of Fundação Zerrenner
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Consulting Committee of Fundação Zerrenner
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2014

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

17

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c)         if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Fiscal Year end December 31, 2016

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Fiscal Year end December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Fiscal year ended December 31, 2014

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A